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                                  EXHIBIT 21.01

            List of Subsidiaries of China Organic Agriculture, Inc.

      The following is a list the subsidiaries of China Organic Agriculture,
Inc. The locus of incorporation of each subsidiary is included in parentheses after its name.
China Organic Agriculture, Ltd.             British Virgin Islands.             100% Direct

Far East Wine Holding Group Ltd.            British Virgin Islands.             100% Direct

Ankang Agriculture (Dalian) Co., Ltd        People's Republic of China.         100% Indirect

Hong Kong Ankang Investments Co., Ltd       People's Republic of China          100% Direct

Xinbin Manchu Autonomous County
Bellissimo Ice Wine Co., Ltd                People's Republic of China          60% indirect

Princeton International Investment Ltd      Hong Kong                           100% Indirect

Dalian Huiming Industry Ltd Huiming         People's Republic of China.         60% Direct
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